Exhibit 1.02

Power Solutions International, Inc.

Conflict Mineral Report

For The Year Ended December 31, 2013

This report, provided by Power Solutions International, Inc. for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

This report has been prepared by management of Power Solutions International, Inc. (herein referred to as “PSI” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated as of December 31, 2013. It does not include the activities of variable interest entities that are not required to be consolidated.

On April 1, 2014, the Company acquired Professional Power Products, Inc. (“PPPI”), a leading designer and manufacturer of large, custom engineered integrated electrical power generation systems serving the global diesel and natural gas power generation market. The Rule permits a registrant that acquires or otherwise obtains control over a company that manufactures or contracts to manufacture products with Conflict Minerals necessary to the functionality or production of those products that previously had not been obligated to provide a specialized disclosure report for those minerals to report on the acquired company’s products beginning with the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition. As such, PPPI’s business was not considered for this assessment.

Nature of business operations

The Company is a global producer and distributor of a broad range of high performance, certified low emission, power systems, including alternative fuel power systems, for original equipment manufacturers of off-highway industrial equipment (“industrial OEMs”). The Company’s customers include companies that are large, industry-leading and/or multinational organizations. The Company’s products and services are sold predominantly to customers throughout North America, as well as, to customers located throughout Asia and Europe. The Company operates as one business and geographic segment.

The Company’s power systems are highly engineered, comprehensive systems which, through its technologically sophisticated development and manufacturing processes, including its in-house design, prototyping, testing and engineering capabilities and its analysis and determination of the specific components to be integrated into a given power system (driven in large part by emission standards and cost restrictions required, or desired, to be met), allow the Company to provide to its customers power systems customized to meet specific industrial OEM application requirements, other technical specifications of customers, and requirements imposed by environmental regulatory bodies. The Company’s power system configurations range from a basic engine integrated with appropriate fuel system components to completely packaged power systems that include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. The Company purchases engines from third party suppliers and produces an internally-designed engine, all of which engines are then integrated into the Company’s power systems. Additionally, the Company is designing and developing other engines in-house. Of the other components that the Company integrates into its power systems, a substantial portion consist of internally designed components and components for which the Company coordinates significant design efforts with third party suppliers, with the remainder consisting largely of parts that are sourced off-the-shelf from third party suppliers. Some of the key components (including purchased engines) embody proprietary intellectual property of the Company’s suppliers. As a result of its design and manufacturing capabilities, the Company is able to provide its customers with a comprehensive power system which can be incorporated, using a single part number, directly into a customer’s specified application. Capitalizing on its expertise in developing and manufacturing emission-certified power systems and its access to the latest power system technologies, the Company believes that it is able to provide complete “green” power systems to industrial OEMs at a low cost and with fast design turnaround. In addition to the certified products described above, the Company sells diesel and non-certified power systems and aftermarket components. Diesel engines are often modified with value add components by the Company and then resold to customers. Our diesel engine supplier, Perkins, was included in the Conflict Mineral Survey. Aftermarket components are simply resold and are not contracted by us to be remanufactured. Aftermarket components were not included in the Conflict Mineral Survey.

Supply Chain and Supply Chain Survey

PSI procures engine components from global suppliers and integrates them into assemblies which it manufactures, tests, and sells from its plant in Wood Dale, Illinois. These engine components can be stand-alone items or sub-assembled components of the engine depending on the part. Due to the variety of parts purchased from suppliers and the complexity of the manufacturing process for these subcomponents, PSI determined the best approach for surveying the supply base would be to contact every production supplier and inquire as to the Conflict Mineral content of the component supplied to PSI.

In September 2013, the PSI cross functional team which is comprised of representatives from procurement, legal, engineering, manufacturing, marketing and finance, prepared our supplier survey (the “2013 Conflict Mineral Survey”), which was subsequently distributed on October 4, 2013. To identify recipients of the survey, PSI agreed upon the scope of the survey as is applicable to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. PSI created the following criteria for issuing its 2013 Conflict Mineral Survey:

Excluded from PSI 2013 Conflict Mineral Survey

•	Aftermarket Supply base: PSI is reselling every one of these components, and these components do not provide any value add to our end product. These components are not modified by PSI for sale and are therefore not subject to Conflict Mineral reporting.

•	Packaging Supply base: PSI packaging is not a value add component and does not provide any value add to our end product.

•	Indirect Materials (i.e., materials used in maintenance, repair, and operations).

•	PSI procured a small amount of production parts from Advance Auto Parts ($3,567.29) and Rock Auto Parts ($186.58) in 2013 for use in production assemblies. These purchases were deemed to be immaterial.

Included in PSI 2013 Conflict Mineral Survey

Except as set forth above, every production supplier that provided one or more production parts to PSI between the dates of January 1, 2013 and August 31, 2013.

•	PSI did not exclude any commodity or subcomponent in its 2013 Conflict Mineral Survey.

•	Due to time constrains with compliance and resource limitations, it was not possible to survey any new supplier to PSI from September 1, 2013 to December 31, 2013. Further, at the time of the distribution of the 2013 Conflict Mineral Survey, PSI did not anticipate adding any new production suppliers for the remainder of the 2013 fiscal year; therefore, it was not viewed as a significant omission.

On October 4, 2013, PSI distributed its 2013 Conflict Mineral Survey to the 305 production suppliers that met the criteria identified above.

A summary of the responses received is provided herein. Overall the response to the survey was inconclusive; the majority of suppliers did not respond to the survey despite a follow up inquiry requesting them to participate. As part of the due diligence in complying with the Rule, PSI will continue to follow up with these suppliers to improve the participation rate of this survey. This follow up activity will require a significant amount of resources and PSI does not have the time or personnel fully dedicated to this survey and related activities.

We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule. Given the response rate to the 2013 Conflict Mineral Survey, we are unable to determine at this time the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report as an Exhibit to Form SD. This report must include:

•	a description of the measures we took to exercise due diligence on the conflict minerals’ source and chain of custody

•	the facilities used to process the conflict minerals

•	the country of origin of the conflict minerals

•	the efforts to determine the mine or location of origin.

Conflict Minerals Disclosure

The products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable,” because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

In accordance with The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the Rule, this report is available on our website at www.psiengines.com.

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance and the related Supplements for 3TG.

Management Systems

As described above, PSI has established an internal cross-functional management system that is responsible for implementing our conflict minerals compliance strategy and is led by a director of purchasing who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector. We participate in the Electronic Industry Citizenship Coalition, Incorporated and Global e-Sustainability Initiative (EICC-GeSI) to identify and disclose upstream actors in the supply chain.

Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines expected behaviors for all PSI employees, and a supplier conflict minerals contract clause which is further described below and which is being included in new or renewed contracts.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have increased our contact with our suppliers regarding the sourcing of their products. Feedback from this engagement has allowed us to incorporate the OECD Guidance during our selection of new suppliers and also follow up with any supplier which identifies sourcing gold, tin, tantalum, or tungsten in a conflict country.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of PSI’s policies. As described in both our Code of Business Conduct and Ethics and Whistleblower Policy, we maintain a whistleblower hotline for any complaints from employees as well as investors and individuals who may have knowledge of a potential violation or other issues with our Company.

Maintain Records

We have adopted a policy to retain and maintain relevant corporate and business record and documents.

Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described above.

We have identified 305 direct suppliers. We rely on these suppliers to provide us with information about any conflict minerals contained in the components supplied to us including their source. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule.

Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, PSI has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in the following industry-wide initiative to disclose upstream actors in the supply chain: the EICC-GeSI.

As part of our risk management plan, to ensure suppliers understand our expectations we communicate PSI’s conflict mineral program during our supplier conference outreach events as well as exclude new suppliers from the quoting process if its determined they are sourcing from conflict countries and cannot positively determine that the smelters are conflict free.

As described in our Conflict Minerals Survey, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. As of the date of this report, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the EICC-GeSI.

Report on supply chain due diligence

In addition to this report, see our website at www.psiengines.com for further information about our supply chain due diligence.

Due Diligence Results

Request Information

We conducted a survey of those suppliers described above using the template developed by the EICC-GeSI, known as the CFSI Reporting Template. The template was used to create the 2013 Conflict Minerals Survey. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in the suppliers’ products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

As of the date of this report, we have received responses from 67, or 21%, of the suppliers surveyed. We reviewed the responses against criteria developed by the Company to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the 2013 Conflict Mineral Report. We have worked directly with these suppliers to provide revised responses.

Fifty-two (52) suppliers responded indicating that they did not use any 3TGs in their products. Fourteen (14) suppliers identified that they use one or more of the 3TGs in their products, all but one (1) of which were unable to represent that 3TG had actually been included in components they supplied to PSI. Of those fourteen (14), thirteen (13) suppliers confirmed that they are not sourcing from the Covered Countries. One (1) supplier, Waytek, Inc., responded that they were unable to determine if all of the smelters of their sub-supplier Delphi Automotive PLC (Delphi) in the Covered Countries are conflict free. Further, five (5) of the six (6) smelters of Delphi have been confirmed as conflict free, while the sixth smelter is under investigation and has yet to be confirmed. Therefore, as of the date of this report, it remains undetermined. Until such time as the status is confirmed as being conflict free, PSI will continue to seek alternatives in the event it is determined that the smelter contains 3TG from a Covered Country.

Of those surveyed, 238 suppliers did not respond. PSI is evaluating the most efficient and effective follow up actions to receive timely and accurate responses.

The large majority of the responses received provided data at a company or divisional level or, were unable to specify the smelters or refiners used for components supplied to PSI. With the exception of the supplier described above, PSI was unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our participation in EICC-GeSI, the OECD implementation programs, and requesting our suppliers to complete the 2013 Conflict Mineral Survey, PSI has determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Exclude any new supplier from doing business with PSI during the supplier audit process if its determined they are sourcing from conflict countries and cannot positively determine that the smelters are conflict free.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

•	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.